                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/03/30: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.2                 Announcement on 2018/04/03: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2018/04/03: UMC will attend the investor conference on 2018/04/10

99.4                 Announcement on 2018/04/12: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.5                 Announcement on 2018/04/17: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.6                 Announcement on 2018/04/18: UMC will convene Q1 2018 Investor Conference

99.7                 Announcement on 2018/04/24: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.8                 Announcement on 2018/04/25: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.9                 Announcement on 2018/04/25: The board meeting approved capital budget execution

99.10               Announcement on 2018/04/25: The Board of Directors resolved to release the managerial officer from non-competition restrictions

99.11               Announcement on 2018/04/25: To represent subsidiary Fortune Venture Capital Corp. and subsidiary UMC New Business Investment Corp. announce merger

99.12               Announcement on 2018/04/25: UMC announced its operating results for the first quarter of 2018

99.13               Announcement on 2018/04/25: UMC announced the impact of the first-time adoption of IFRS 9 on UMC’s equity, which has been reviewed by the auditors and submitted to the Board of Directors’ meeting

99.14               Announcement on 2018/04/10: March Revenue

99.15               Announcement on 2018/04/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/03/30

2. Number of shares repurchased this time: 17,107,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$260,113,841

5. Average repurchase price per share this time: NTD$15.21

6. Cumulative number of own shares held during the repurchase period: 439,607,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.48

8. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2017/05/22~2018/04/03

3. Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Transaction volume: one batch;

Average unit price: $1,049,058,564 NTD;

Total transaction price: $1,049,058,564 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? : Not applicable

13. Has an appraisal report not yet been obtained? : Not applicable

14. Reason for an appraisal report not been obtained: Not applicable

15. Broker and broker's fee: None

16. Concrete purpose or use of the acquisition or disposal: For production

17. Do the directors have any objection to the present transaction? : Not applicable

18. Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend the investor conference on 2017/04/10

1. Date of the investor conference: 2017/04/10~2017/04/11

2. Time of the investor conference: 17:00

3. Location of the investor conference: London, UK

4. Brief information disclosed in the investor conference: The Company will attend the "Best of Asia" Conference 2018, held by J.P. Morgan.

5. The presentation of the investor conference release: It will be the same as the investor conference on 2018/01/24.

6. Will the presentation be released in the Company’s website: Yes, please refer to the Company's website at www.umc.com

7. Any other matters that need to be specified: Time of the investor conference in London is 10:00 AM.

Exhibit 99.4

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/04/12

2. Number of shares repurchased this time: 22,055,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$339,038,585

5. Average repurchase price per share this time: NTD$15.37

6. Cumulative number of own shares held during the repurchase period: 461,662,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.66

8. Any other matters that need to be specified: None

Exhibit 99.5

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/04/17

2. Number of shares repurchased this time: 17,800,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$274,191,080

5. Average repurchase price per share this time: NTD$15.40

6. Cumulative number of own shares held during the repurchase period: 479,462,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.80

8. Any other matters that need to be specified: None

Exhibit 99.6

UMC will convene Q1 2018 Investor Conference

1. Date of the investor conference: 2018/04/25

2. Time of the investor conference: 17:00

3. Location of the investor conference: Online teleconference

4. Brief information disclosed in the investor conference: UMC Q1 2018 Financial and Operating Results.

5. The presentation of the investor conference release: It will be released after the investor conference.

6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.7

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/04/24

2. Number of shares repurchased this time: 31,701,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$493,206,730

5. Average repurchase price per share this time: NTD$15.56

6. Cumulative number of own shares held during the repurchase period: 511,163,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 4.05

8. Any other matters that need to be specified: None

Exhibit 99.8

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/04/25

2. Number of shares repurchased this time: 10,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$155,565,098

5. Average repurchase price per share this time: NTD$15.56

6. Cumulative number of own shares held during the repurchase period: 521,163,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 4.13

8. Any other matters that need to be specified: None

Exhibit 99.9

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2018/04/25

2. Content of the investment plan: capital budget execution

3. Anticipated monetary amount of the investment: NTD 3,400 million

4. Anticipated date of the investment: by capital budget plan

5. Source of funds: working capital

6. Concrete purpose/objective: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.10

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors’ resolution: 2018/04/25

2. Name and title of the managerial officer with permission to engage in competitive conduct: Lucas S Chang, Vice President & General Counsel

3. Items of competitive conduct in which the officer is permitted to engage: To act as the director of Alpha and Omega Semiconductor Limited

4. Period of permission to engage in the competitive conduct: Employment period

5. Circumstances of the resolution (please describe the results of the voting under Article 32 of the Company Act): Approved.

6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the managerial officer (if it is not business of a mainland China area enterprise, please enter “not applicable” below): Not applicable

7. Company name of the mainland China area enterprise and the officer’s position in the enterprise: Not applicable

8. Address of the mainland China area enterprise: Not applicable

9. Business items of the mainland China area enterprise: Not applicable

10. Degree of effect on the Company’s finances and business: None

11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the officer’s investment and the officer’s shareholding ratio: Not applicable

12. Any other matters that need to be specified: None

Exhibit 99.11

To represent subsidiary Fortune Venture Capital Corp. and subsidiary UMC New Business Investment Corp. announce merger

1. Type of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): merger

2. Date of occurrence of the event: 2018/04/25

3. Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of): Fortune Venture Capital Corp. and UMC New Business Investment Corp.

4. Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares): Fortune Venture Capital Corp. merge UMC New Business Investment Corp.

5. Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity:

Fortune Venture Capital Corp., the Company’s subsidiary with 100% ownership.

UMC New Business Investment Corp., the Company’s subsidiary with 100% ownership.

6. Purpose/objective of the merger/acquisition: The investment strategy adjustment groupwise and the consolidation of resources

7. Anticipated benefits of the merger/acquisition: Consolidation of resources and re-organization

8. Effect of the merger or consolidation on net worth per share and earnings per share:

The merger between subsidiaries of the Company will not create significant influence to net worth per share and earnings per share

9. Share exchange ratio and basis of its calculation:

Every 0.89014021 share of UMC New Business Investment Corp. to exchange one share of Fortune Venture Capital Corp.; The calculation is based on the projected net worth.

10. Scheduled timetable for consummation: The merger record date will be July 1, 2018

11. Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:

Fortune Venture Capital Corp. will carry 100% assets and liabilities of UMC New Business Investment Corp. after the merger

12. Basic information of companies participating in the merger:

Fortune Venture Capital Corp.; major operation is venture capital investment

UMC New Business Investment Corp.; major operation is investment

13. Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off): n/a

14. Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: n/a

15. Other important stipulations: none

16. Do the directors have any objection to the present transaction? : none

Exhibit 99.12

UMC announced its operating results for the first quarter of 2018

1. Date of occurrence of the event: 2018/04/25

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports First Quarter 2018 Results

Proposed cash dividend of NT$0.70; company currently engaged in share buyback program

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2018.

First quarter consolidated revenue was NT$37.50 billion, up 2.4% from NT$36.63 billion in 4Q17 and flat YoY from NT$37.42 billion in 1Q17. Consolidated gross margin for 1Q18 was 12.4%. Net income attributable to stockholders of the parent was NT$3.40 billion, with earnings per ordinary share of NT$0.28.

Jason Wang, co-president of UMC, said, “In the first quarter of 2018, despite the unfavorable movement of the NT dollar, our foundry revenue increased 2.5% QoQ to NT$37.44 billion. Stable loading across 8" and mature 12" technologies resulted in an overall utilization rate of 94%, bringing wafer shipments to 1.75 million 8-inch equivalent wafers. Softening demand in smartphone and other wireless devices was more than offset by strength in the computer and consumer segments.”

Co-president Wang continued, “Looking into the second quarter, we anticipate our wafer shipments to increase, mainly due to growing business opportunities from wireless communication as well as computer peripheral related chip demand. As we secure new product tape outs across advanced and mature technologies including 28nm, we will leverage our collaborative efforts with customers supported by UMC’s manufacturing excellence to enhance our market share and financial results. While we focus on revenue and profit growth, we also seek to maximize shareholder returns. Subject to shareholders’ approval, the board of directors recently proposed a cash dividend distribution of approximately NT$0.70 per share, which constitutes around an 88% cash dividend payout ratio. In addition, we began our 18th share buyback program in March 8, 2018 and will complete the purchase of shares for cancellation by May 7, 2018. Moving forward, we will continue to improve UMC’s profitability and maintaining business growth to maximize benefits to our shareholders.”

Second Quarter of 2018 Outlook & Guidance

Wafer Shipments: To increase 2-4%

ASP in USD: To remain flat

Profitability: Gross profit margin will be in the mid-teens % range

Foundry Segment Capacity Utilization: Mid-90% range

2018 CAPEX for Foundry Segment: US$1.1 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.13

UMC announced the impact of the first-time adoption of IFRS 9 on UMC’s equity, which has been reviewed by the auditors and submitted to the Board of Directors’ meeting

1. Date of occurrence of the event: 2018/04/25

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: UMC announced the impact of the first-time adoption of IFRS 9 “Financial Instruments” on UMC's equity on January 1, 2018.

6. Countermeasures: N/A

7. Any other matters that need to be specified:

The amounts of UMC’s equity decreased approximately NT$0.3 billion (retained earnings increased approximately NT$17.9 billion and other components of equity decreased approximately NT$18.2 billion) under the classification, recognition and measurement of IFRS 9 “Financial Instruments” on January 1, 2018.

Exhibit 99.14

United Microelectronics Corporation

April 10, 2018

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2018.

1)	Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
March	Net sales	12,412,192	12,751,189	(338,997)	(2.66%)
Year-to-Date	Net sales	37,497,137	37,417,950	79,187	0.21%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,812,000	5,828,000	21,308,078

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  March 31, 2018 was US$ 160 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	95,886,349
UMC (Note2)	13,425,720	9,033,400	95,886,349
UMC (Note3)	19,906	20,007	95,886,349

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017and March 7, 2018, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 462 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aHedging purpose : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,820,957	0	0
Fair Value	0	80,056	0	0
Net profit (loss) from Fair Value	0	48,451	0	0
Written-off Trading
Contracts	0	0	5,067,856	0
Realized profit (loss)	0	0	39,252	0

Exhibit 99.15

United Microelectronics Corporation

For the month of March, 2018

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of February 28, 2018	Number of shares as of March 31, 2018	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of February 28, 2018	Number of shares as of March 31, 2018	Changes
--	--	--	--	--